Exhibit 99.1

Sigma Lithium Corporation
181 Bay Street, Suite 4400
Toronto, Ontario, M5J 2T3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual meeting (the “Meeting”) of the shareholders (“Shareholders”) of Sigma Lithium Corporation (the “Corporation”) will be held on Monday, June 30, 2025 at 11:00 a.m. (Toronto time), by virtual only meeting via live audio webcast online. Shareholders and duly appointed proxyholders can attend the meeting online at https:// meetnow.global/M22JGYZ, where they can participate, vote, or submit questions during the Meeting’s live webcast. The Meeting is being held for the following purposes:

(a)	to receive the financial statements of the Corporation for the fiscal year ended December 31, 2024, together with the report of the auditors thereon;

(b)	to fix the number of directors of the Corporation for the ensuing year at five (5);

(c)	to elect the directors of the Corporation for the ensuing year;

(d)	to appoint the auditors of the Corporation to hold office until the next annual meeting of the Shareholders and authorize the directors to fix their remuneration; and

(e)	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice. The Circular also provides the required information as to how Shareholders and proxyholders can register for, and access and participate at, the Meeting.

Only Shareholders of record at the close of business on May 30, 2025 (the “Record Date”) will be entitled to vote at the Meeting and, subject to certain exceptions, no Shareholder becoming such after the Record Date will be entitled to receive notice of and vote at the Meeting or any adjournment thereof or to be treated as a Shareholder of record for purposes of such other action.

Electronic copies of this notice, the Circular and other Meeting materials may be found on the Corporation’s profile on the System for Electronic Document Analysis and Retrieval+ at www.sedarplus.ca.

The Meeting will be hosted online by way of a live webcast at https://meetnow.global/M22JGYZ. Shareholders will not be able to attend the Meeting in person.

Shareholders who have their names and addresses recorded in the Corporation’s share register (“Registered Shareholders”), duly appointed proxyholders and shareholders who beneficially own shares that are registered in the name of an intermediary (“Non-Registered Shareholders”) will be able to virtually attend the Meeting, ask questions and vote in “real-time”.

The Corporation encourages Registered Shareholders and Non-Registered Shareholders who have duly appointed themselves as proxyholders to participate actively in the Meeting, to vote and ask questions.

Registered Shareholders, duly appointed proxyholders, and Non-Registered Shareholders who appoint themselves as a proxyholder can participate in the Meeting by following the instructions below, before the start of the Meeting. See also “Proxy Information” in the Circular.

o Registered Shareholders:	Clicking “Shareholder” and entering the 15-digit Control Number located on the form of proxy or in the email notification you received.

o Duly appointed proxyholders and Non-Registered Shareholders who appoint themselves as a proxyholder:	Clicking “Invitation” and entering the Invite Code to be provided by Computershare after June 26, 2025.

Without an Invite Code, proxyholders will not be able to attend and vote at the Meeting.

1

Non-Registered Shareholders who have not appointed themselves as proxyholders may attend the Meeting as guests, by clicking “Guest” and completing the online form. Guests will not be able to vote or ask questions at the Meeting.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. The Corporation recommends that attendees log into the Meeting platform at least thirty minutes before the Meeting begins. Attendees are entirely responsible to ensure internet connectivity during the Meeting and that all internal network security protocols (such as firewalls or VPN connections) that may block access to the Meeting platform are disabled to allow the attendee to attend the Meeting. Attendees will also need to have the latest version of Chrome, Safari, Edge or Firefox. Note Internet Explorer is not a supported browser. Note that if connectivity is lost once the Meeting has commenced, there may be insufficient time to resolve the connectivity issue before voting polling is completed. Therefore, Shareholders should consider voting in advance or by proxy, so that all votes will be counted in the event of any technical difficulties.

In order to participate online, Registered Shareholders must have a valid 15-digit Control Number and proxyholders must have received an email from Computershare Investor Services Inc. (“Computershare”) containing an Invite Code.

Registered Shareholders who wish to appoint a proxyholder are required to complete, date and execute the form of proxy and submit to Computershare either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 11:00 a.m. (Toronto time) on June 26, 2025, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting. If a Shareholder who has submitted a proxy attends the Meeting via the webcast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such Shareholder on a ballot will be counted and the submitted proxy will be disregarded. Registered Shareholders must carefully follow the instructions contained in the section “Proxy Information” of the Circular.

After submitting the form of proxy, as an additional and required step, Registered Shareholders will need to register their proxyholders with Computershare at http://www.computershare.com/SigmaLithium no later than 11:00 a.m. (Toronto time) on June 26, 2025 and provide Computershare with their proxyholder’s contact information at the “Appointee Information” section on the website indicated above, so that Computershare may provide the proxyholder with an Invite Code via email.

An intermediary holding common shares on behalf of a Non-Registered Shareholder has the right to appoint the Non-Registered Shareholder as a proxyholder to attend and act on their behalf at the Meeting. After submitting the Non-Registered Shareholder voting instruction form, the intermediary must register the Non-Registered Shareholder with Computershare at http://www.computershare.com/SigmaLithium to receive the Invite Code that will enable the Non-Registered Shareholder to participate actively at the Meeting, voting, and asking questions. Non-Registered Shareholders should carefully follow the instructions contained in the section “Proxy Information” of the Circular.

FAILURE TO REGISTER THE PROXYHOLDER WITH COMPUTERSHARE WILL RESULT IN THE PROXYHOLDER NOT RECEIVING AN INVITE CODE TO PARTICIPATE IN THE MEETING. WITHOUT AN INVITE CODE, PROXYHOLDERS WILL NOT BE ABLE TO VOTE AT THE MEETING.

Shareholders are reminded to review the Circular before voting.

DATED at São Paulo, Brazil this 30th day of May, 2025.

BY ORDER OF THE BOARD OF DIRECTORS of Sigma Lithium Corporation (signed) “Ana Cristina Cabral” Co-Chair and Chief Executive Officer

2

Sigma Lithium Corporation
181 Bay Street, Suite 4400
Toronto, Ontario, M5J 2T3

MANAGEMENT INFORMATION CIRCULAR Annual Meeting of Shareholders to be held on June 30, 2025

GENERAL INFORMATION

Purpose of Solicitation

This management information circular (this “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management and the Board of Directors (the “Board”) of Sigma Lithium Corporation (the “Corporation”) for use at the annual meeting of the holders (the “Shareholders”) of common shares (“Common Shares”) in the capital of the Corporation (the “Meeting”) to be held on Monday, June 30, 2025 at 11:00 a.m. (Toronto time), and any adjournment or adjournments thereof for the purposes set forth in the Notice of Annual Meeting (the “Notice of Meeting”) accompanying this Circular.

The Meeting will be hosted online by way of a live webcast at https://meetnow.global/M22JGYZ. Shareholders will not be able to attend the Meeting in person.

As set forth in this Circular, “Registered Shareholders” are Shareholders who have their names and addresses recorded in the share register of the Corporation and “Non-Registered Shareholders” are Shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee, or other intermediary (each, an “Intermediary”).

Registered Shareholders and duly appointed proxyholders will be able to virtually attend the Meeting, ask questions and vote in “real-time”.

The Corporation encourages Registered Shareholders, duly appointed proxyholders and Non-Registered Shareholders who have duly appointed themselves as proxyholders to participate actively in the Meeting, to vote and ask questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the webcast platform. To ensure fairness for all, the Chair of the Meeting will decide and announce the order of questions to be answered, and the time allocated to each question. The Chair can edit or reject questions considered inappropriate.

Registered Shareholders, duly appointed proxyholders, and Non-Registered Shareholders who appoint themselves as a proxyholder can participate in the Meeting by following the instructions below, before the start of the Meeting. See also “Proxy Information” in the Circular.

o Registered Shareholders:	Clicking “Shareholder” and entering the 15-digit Control Number located on the form of proxy or in the email notification you received.

o Duly appointed proxyholders and Non-Registered Shareholders who appoint themselves as a proxyholder:	Clicking “Invitation” and entering the Invite Code to be provided by Computershare after June 26, 2025.

Without an Invite Code, proxyholders will not be able to attend and vote at the Meeting.

Non-Registered Shareholders who have not appointed themselves as proxyholders may attend the Meeting as guests, by clicking “Guest” and completing the online form. Guests will not be able to vote or ask questions at the Meeting.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences.

2025 MANAGEMENT INFORMATION CIRCULAR	1

In order to participate online, Registered Shareholders must have a valid 15-digit Control Number and proxyholders must have received an email from Computershare Investor Services Inc. (“Computershare”) containing an Invite Code.

The Corporation recommends that attendees log into the Meeting platform at least thirty minutes before the Meeting begins. Attendees are entirely responsible to ensure internet connectivity during the Meeting and that all internal network security protocols (such as firewalls or VPN connections) that may block access to the Meeting platform are disabled to allow the attendee to attend the Meeting. Attendees will also need to have the latest version of Chrome, Safari, Edge or Firefox. Note Internet Explorer is not a supported browser. Note that if connectivity is lost once the Meeting has commenced, there may be insufficient time to resolve the connectivity issue before voting polling is completed. Therefore, Shareholders should consider voting in advance or by proxy, so that all votes will be counted in the event of any technical difficulties.

No person has been authorized to give any information or make any representation in connection with matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation or management of the Corporation.

Date of Information

The information contained in this Circular is provided as of May 30, 2025, unless indicated otherwise.

Currency

Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. All references to “C$” or “$” are to Canadian dollars.

Additional Information

A copy of the annual information form of the Corporation for the year ended December 31, 2024, is available on the Internet site of the System for Electronic Document Analysis and Retrieval+, that was established by the Canadian Securities Administrators (“SEDAR+”) at www.sedarplus.ca.

Record Date and Who Can Vote

Shareholders of record on May 30, 2025 (the “Record Date”) are entitled to notice of, and to attend and vote at, the Meeting except to the extent that:

(1)	any such person transfers their Common Shares after the Record Date; and

(2)	the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes the transferee’s ownership of the Common Shares and makes a demand to the registrar and transfer agent of the Corporation, not later than 10 days before the Meeting, that the transferee’s name be included on the Shareholders’ list for the Meeting.

Any Registered Shareholder at the close of business on the Record Date who either virtually attends the Meeting or who completes and delivers a Form of Proxy will be entitled to vote or have their Common Shares voted at the Meeting. However, a person appointed under a Form of Proxy will be entitled to vote the Common Shares represented by that form only if it is effectively delivered in the manner set out under the heading “Proxy Information – Completion of the Form of Proxy”.

ATTENDING AND VOTING AT THE MEETING

The Meeting will be hosted online by way of a live webcast at https://meetnow.global/M22JGYZ. Shareholders will not be able to attend the Meeting in person. The Meeting will begin at 11:00 a.m. (Toronto time) on June 30, 2025.

Registered Shareholders, duly appointed proxyholders, and Non-Registered Shareholders who appoint themselves as a proxyholder can participate in the Meeting by following the instructions below, before the start of the Meeting. See also “Proxy Information” in the Circular.

o Registered Shareholders:	Clicking “Shareholder” and entering the 15-digit Control Number located on the form of proxy or in the email notification you received.

2025 MANAGEMENT INFORMATION CIRCULAR	2

o Duly appointed proxyholders and Non-Registered Shareholders who appoint themselves as a proxyholder:	Clicking “Invitation” and entering the Invite Code to be provided by Computershare after June 26, 2025.

Without an Invite Code, proxyholders will not be able to attend and vote at the Meeting.

Non-Registered Shareholders who have not appointed themselves as proxyholders to vote at the Meeting may login as a guest, by clicking on “Guest” and complete the online form. Non-Registered Shareholders who do not have a Control Number or Invite Code will only be able to attend as a guest which only allows them listen to the Meeting; however, such Non-Registered Shareholders will not be able to vote or submit questions.

United States Non-Registered Shareholders that wish to attend and vote at the virtual Meeting, must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend the Meeting. They must follow the instructions from their broker or bank included with the Meeting Materials (as defined below) or contact their broker or bank to request a legal proxy form. To register to attend the Meeting, Non-Registered Shareholders must obtain a valid legal proxy from their broker, bank or other agent and submit a copy of their legal proxy to Computershare. Requests for registration should be directed to:

Computershare Investor Services Inc.
100 University Avenue
8th Floor
Toronto, Ontario
M5J 2Y1

OR

Email at uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than June 26, 2025, by 11:00 a.m. (Toronto time). You will receive a confirmation of your registration by email after Computershare receives your registration materials. You may attend the Meeting and vote your Common Shares at https://meetnow.global/M22JGYZ during the Meeting. Please note that you are required to register your appointment at http://www.computershare.com/SigmaLithium.

IF YOU ARE USING A 15-DIGIT CONTROL NUMBER TO LOGIN TO THE MEETING AND YOU ACCEPT THE TERMS AND CONDITIONS, YOU WILL BE REVOKING ANY AND ALL PREVIOUSLY SUBMITTED PROXIES. HOWEVER, IN SUCH A CASE, YOU WILL BE PROVIDED THE OPPORTUNITY TO VOTE BY BALLOT ON THE MATTERS PUT FORTH AT THE MEETING. IF YOU DO NOT WISH TO REVOKE ALL PREVIOUSLY SUBMITTED PROXIES, DO NOT ACCEPT THE TERMS AND CONDITIONS, IN WHICH CASE YOU CAN ONLY ENTER THE MEETING AS A GUEST.

If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies is made on behalf of the management of the Corporation. The costs incurred in the preparation of the Form of Proxy, the Notice of Meeting and this Circular, and costs incurred in the solicitation of proxies, will be borne by the Corporation.

Solicitation of proxies will be primarily by mail, but may also be in person, by telephone or by electronic means as detailed bellow. Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of Common Shares.

2025 MANAGEMENT INFORMATION CIRCULAR	3

Appointment of Proxyholder – Step I

Registered Shareholders or Intermediaries will receive a paper copy of a form of proxy (“Form of Proxy”) jointly with the Meeting Materials and Non-Registered Shareholder will receive a voting instruction form to be provided to the Intermediary jointly with the Meeting Materials.

A Registered Shareholder not available to attend the Meeting, or an Intermediary holding Common Shares on behalf of a Non-Registered Shareholder can appoint a person, who need not be a shareholder, to attend and act on their behalf at the Meeting (a “Proxyholder”). They may vote and indicate a Proxyholder by submitting to Computershare the Form of Proxy in one of the following forms:

o	in person, by delivering the completed, dated and signed Form of Proxy to Computershare at 100 University Avenue, 8th Floor, Proxy Department, Toronto, Ontario, M5J 2Y1,

o	by mail or courier, submitting the completed, dated and signed Form of Proxy to Computershare at 100 University Avenue, 8th Floor, Proxy Department, Toronto, Ontario, M5J 2Y1,

o	via the internet at www.investorvote.com, using the 15-digit Control Number located at the bottom of their Form of Proxy, or

o	by telephone at 1-866-732-VOTE (8683) Toll Free, using the 15-digit Control Number located at the bottom of their Form of Proxy.

The Form of Proxy must be deposited with Computershare by no later than 11:00 a.m. (Toronto time) on June 26, 2025, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting.

Voting by mail or by Internet are the only methods by which a Shareholder may appoint a person as a Proxyholder other than the Management Nominees (as defined below).

If a Registered Shareholder has submitted to Computershare the Form of Proxy and then decides to attend the Meeting via the webcast, when entering the meeting online the Registered Shareholder will need to accept the “Terms and Conditions” and any votes cast by such Registered Shareholder on a ballot will be counted and the submitted Form of Proxy will be disregarded.

Registration of the Proxyholder with Computershare – Step II

After submitting the Form of Proxy, as an additional and required step, Registered Shareholders or Intermediaries holding Common Shares on behalf of a Non-Registered Shareholder will need to register their Proxyholder with Computershare at http://www.computershare.com/SigmaLithium no later than 11:00 a.m. (Toronto time) on June 26, 2025 and provide Computershare with their Proxyholder’s contact information at the “Appointee Information” section on the website indicated above, so that Computershare may provide the Proxyholder with an Invite Code via email.

FAILURE TO REGISTER THE PROXYHOLDER WITH COMPUTERSHARE WILL RESULT IN THE PROXYHOLDER NOT RECEIVING AN INVITE CODE TO PARTICIPATE IN THE MEETING. WITHOUT AN INVITE CODE, PROXYHOLDERS WILL NOT BE ABLE TO VOTE AT THE MEETING.

Completion of the Form of Proxy

The Form of Proxy affords Registered Shareholders or Intermediaries an opportunity to specify that the Common Shares registered in their name shall be voted for or against or withheld from voting in respect of certain matters as specified in the Notice of Meeting. The persons named in the Form of Proxy are directors of the Corporation (the “Management Nominees”).

A REGISTERED SHAREHOLDER OR AN INTERMEDIARY HOLDING COMMON SHARES ON BEHALF OF A NON-REGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING, IN THE PLACE OF THE PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE CORPORATION. TO EXERCISE THIS RIGHT, THE REGISTERED SHAREHOLDER OR INTERMEDIARY SHOULD STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE FORM OF PROXY AND INSERT THE NAME OF THEIR PROXYHOLDER IN THE BLANK SPACE PROVIDED, OR SUBMIT ANOTHER APPROPRIATE PROXY.

2025 MANAGEMENT INFORMATION CIRCULAR	4

A Form of Proxy must be dated and signed by the Registered Shareholder or by their attorney authorized in writing or by the Intermediary. In the case of a Shareholder that is a corporation, the Form of Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation with proof of authority accompanying the Form of Proxy.

Revocation of a Submitted Form of Proxy

A Registered Shareholder or Intermediary who has submitted a Form of Proxy may revoke it by instrument in writing executed by the Registered Shareholder or Intermediary or his or her attorney authorized in writing, or, if the Shareholder is a corporation, under its corporate seal and executed by a director, officer or attorney thereof duly authorized, and deposited either with the Corporation at its offices as aforesaid at any time prior to the close of business on the second last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting, and upon such deposit the previous proxy is revoked.

Exercise of Discretion by Proxyholders

A Registered Shareholder or Intermediary may indicate the manner in which the persons named in the Form of Proxy are to vote with respect to any matter by checking the appropriate space. On any poll, those persons will vote for or against (or withhold from voting) the Common Shares in respect of which they are appointed in accordance with the directions, if any, given in the Form of Proxy. If the Shareholder or Intermediary wishes to confer a discretionary authority with respect to any matter, the space should be left blank. IN SUCH INSTANCE, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management of the Corporation knows of no such amendment, variation or other matter. However, if any other matters which are not now known to management should properly come before the Meeting, the proxies in favour of Management Nominees will be voted on such matters in accordance with the best judgment of the Management Nominees.

Advice to Non-Registered Shareholders

Further to the details above under the heading “Attending and Voting at the Meeting”, only Registered Shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a Non-Registered Shareholder are registered either:

(a)	in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans; or

(b)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Notice of Meeting, this Circular, the Form of Proxy or a voting instruction form and a supplemental mailing card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries will generally use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Meeting Materials to Non-Registered Shareholders. Generally, a Non-Registered Shareholder who has not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a Form of Proxy. The purpose of these forms is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Non-Registered Shareholders should follow the procedures set out below, depending on the type of form they receive:

(1)	Voting Instruction Form. In most cases, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Shareholders does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf) but wishes to direct the voting of the Common Shares they beneficially own, the voting instruction form must be submitted by mail, telephone or over the internet in accordance with the directions on the form. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), the Non-Registered Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Shareholder; or

2025 MANAGEMENT INFORMATION CIRCULAR	5

(2)	Form of Proxy. Less frequently, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a Form of Proxy that has already been signed by the Intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder, but which is otherwise uncompleted. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf) but wishes to direct the voting of the Common Shares they beneficially own, the Non-Registered Shareholder must complete the Form of Proxy and submit it to Computershare as described above. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), the Non-Registered Shareholder must strike out the persons named in the proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided.

In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries, including those regarding when and where the Form of Proxy or the voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

A Non-Registered Shareholder may fall into two categories – those who object to their identity being made known to the issuers of the securities which they own (“Objecting Beneficial Owners”) and those who do not object to their identity being made known to the issuers of the securities which they own under NI 54-101 (“Non-Objecting Beneficial Owners”). The Corporation is not sending Meeting Materials directly to Non-Objecting Beneficial Owners, but rather is relying on Intermediaries and agents to send the Meeting Materials. The Corporation also intends to pay for Intermediaries to deliver the Meeting Materials to Objecting Beneficial Owners.

If you have any questions respecting the voting of Common Shares held through an Intermediary, please contact that Intermediary for assistance.

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares. As at the date hereof, there are 111,281,979 fully paid and non-assessable Common Shares issued and outstanding.

The current By-laws of the Corporation provide that a quorum for the purposes of conducting a meeting of the Shareholders is two persons present holding or representing by proxy an aggregate of at least 25% of the outstanding Common Shares entitled to vote at the Meeting. Any Registered Shareholder at the close of business on May 30, 2025, being the Record Date, who either virtually attends the Meeting or who completes and delivers a Form of Proxy will be entitled to vote or have their Common Shares voted at the Meeting. However, a person appointed under a Form of Proxy will be entitled to vote the Common Shares represented by that form only if it is effectively delivered in the manner set out under the heading “Proxy Information” above.

2025 MANAGEMENT INFORMATION CIRCULAR	6

To the best of the knowledge of the directors and executive officers of the Corporation, as at the date hereof, only the following beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to the Common Shares of the Corporation:

Name	Number of Common Shares held as at the date hereof	Percentage of total issued and outstanding Common Shares held as at the date hereof

A10 Investimentos Fundo de Investimento de Ações – Investimento No Exterior (“A10 FIA”)(1)	47,684,968	42.85%

Note:

(1)	A10 Investimentos Ltda. (“A10 Investimentos”) is the portfolio manager of A10 FIA and has the voting decision regarding the holdings of A10 FIA.

MATTERS TO BE ACTED UPON

At the Meeting, the Shareholders will be asked to consider and, if deemed appropriate:

(a)	to receive the financial statements of the Corporation for the fiscal year ended December 31, 2024 together with the report of the auditors thereon;

(b)	to fix the number of directors of the Corporation for the ensuing year at five (5);

(c)	to elect the directors of the Corporation for the ensuing year;

(d)	to appoint the auditors of the Corporation to hold office until the next annual meeting of the Shareholders and authorize the directors to fix their remuneration; and

(e)	to transact such other business as may properly come before the Meeting or any adjournments thereof.

Additional detail regarding each of the matters to be acted on at the Meeting is set out below.

FIX NUMBER OF DIRECTORS AT FIVE (5)

The Corporation proposes to set the size of the Board at five (5).

It is proposed that five (5) directors be elected at the Meeting and each will hold office until the next annual general meeting or until their successor is duly elected or appointed

ELECTION OF DIRECTORS

Action is to be taken at the Meeting with respect to the election of directors. The Shareholders will be asked to pass an ordinary resolution at the Meeting to elect as directors the nominees whose names are set forth in the table below. Each nominee elected will hold office until the next annual meeting of the Shareholders, or until his or her successor is duly elected or appointed, unless his or her office is vacated earlier in accordance with the Corporation’s articles.

Advance Notice Provisions

The By-laws of the Corporation contain a provision (the “Advance Notice Provision”) that requires advance notice be given to the Corporation in circumstances where nominations of persons for election to the Board are made by Shareholders. To be timely, a Shareholder’s notice to the secretary of the Corporation must be made (a) in the case of an annual meeting of Shareholders, not less than thirty (30) nor more than sixty-five (65) days prior to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is called for a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement above.

2025 MANAGEMENT INFORMATION CIRCULAR	7

Additionally, the Advance Notice Provision sets forth the information that a Shareholder must include in the notice to the Corporation, and establishes the form in which the Shareholder must submit the notice for that notice to be in proper written form.

The Corporation filed a notice of meeting and record date on SEDAR+ on May 5, 2025. As at the date hereof, no nominations for directors were received in accordance with the Advance Notice Provision described above.

Director Nominees

The following information relating to the nominees as directors is based partly on the records of the Corporation and partly on information received by the Corporation from the respective nominees, and sets forth the name, age and municipality of residence of the persons proposed to be nominated for election as directors, all other positions and offices within the Corporation now held by them, their principal occupations or employments, the periods during which they have served as directors of the Corporation and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at the date hereof.

Ana Cristina Cabral São Paulo, Brazil 55 years Director Since: June 2018	Position(s) Held at the Corporation
Co-Chair of the Board, Chief Executive Officer, member of the ESG Committee of the Board and member of the Technical Committee of the Board.
Principal Occupation for the Past Five Years
Chief Executive Officer of the Corporation (formerly Chief Strategy Officer of the Corporation)
Biography
Ms. Cabral has over 20 years of experience as a senior banker at global investment banks in New York, London and São Paulo. Mrs. Cabral is a former Head of Lat. Am. Capital Markets at Goldman Sachs in New York and a former Managing Director at the firs. Cabral has been involved in a large number of transactions over her career, totaling more than US$100 billion, five of which won the prestigious IFR “Deal of the Year” award, including the privatization of Vale in 1996 and the acquisition of Inco by Vale in 2006. Mrs. Cabral has an MBA degree from Columbia Business School and a Master in Finance degree from London Business School. Mrs. Cabral serves on the Advisory Board of Columbia University Global Centers and is a CCEC board member of The American School of São Paulo.
Common Shares Held
3,000,000 (1)
RSUs Held
Nil

Note:

(1)	Ms. Cabral is a quota holder in A10 FIA. A10 Investimentos, which is the portfolio manager of A10 FIA, has the sole and independent voting decision regarding the holdings of the A10 FIA.

Marcelo Paiva São Paulo, Brazil 51 years Director Since: January 2019	Position(s) Held at the Corporation
Co-Chair of the Board, Chair of the People & Governance Committee of the Board and member of the Technical Committee of the Board.
Principal Occupation for the Past Five Years
Managing Partner at A10 Investimentos
Biography
Mr. Paiva is the Managing Partner and Co-Founder of A10 Investimentos. He is the portfolio manager of A10 Fund, the Company’s largest shareholder. Mr. Paiva has over 20 years of experience in asset management and investment banking in New York, London and São Paulo. Prior to A10 Investimentos, Mr. Paiva was a Portfolio Manager at the Mittal Family Office in São Paulo. Previously, he was a Vice-President at the U.K. asset manager Millennium Global in London, which, at the time, had over US$15 billion in assets under management and was one of the largest hedge funds in Europe. Mr. Paiva also held investment banking positions at Credit Suisse in London and UBS in New York. He has a Master in Business Administration from INSEAD in France and is a CFA Charterholder.
Common Shares Held
2,033,110 (1)
RSUs Held
41,000 (2)

Notes:

(1)	The Company has entered into an agreement with the A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”) to provide services in respect of the February 2021 Offering. The arrangements with A10 Advisory were considered and unanimously approved by each of the directors of the Corporation unrelated to A10 Advisory, which was entitled to (i) cash fees of up to 6% of the proceeds and (ii) such number of warrants as is equal to up to 6% of the Common Shares purchased by such introduced subscribers (each such warrant entitling the finder to acquire one Common Share at an exercise price of CAD 4.40 per Common Share and exercisable for one year after the closing of the February 2021 Offering). On February 10, 2022, A10 Advisory exercised its subscription right purchasing 532,860 Common Shares for the total amount of CAD2,344,584. Mr. Paiva, as shareholder of A10 Advisory, indirectly held 532,860 Common Shares of the Corporation.

(2)	Mr. Marcelo Paiva was granted 15,000 RSUs connected to the occurrence of a Change in Control, as such term is defined in the Equity Incentive Plan, during his tenure from July 10, 2024, until the Meeting. If such Change in Control does not occur during this period, the RSUs will be cancelled on the day immediately after the last day of the tenure.

2025 MANAGEMENT INFORMATION CIRCULAR	8

Junaid Jafar Dammam, Saudi Arabia 55 years Director Since: March 2025	Position(s) Held at the Corporation
Director of the Corporation, member of the Audit, Finance and Risk Committee of the Board and member of the People & Governance Committee of the Board.
Principal Occupation for the Past Five Years
Chief Investment Officer at Al Muhaidib Investment Office
Biography
Mr. Jafar has the prominent role of Chief Investment Officer at Al Muhaidib Investment Office, which is the family office of Al Muhaidib Group, one of the largest private conglomerates in the Middle East (the “Conglomerate”) headquartered in Dammam, Saudi Arabia. Mr. Jafar oversees capital allocation across private and public markets and manages a portfolio of leading global private equity, private credit, infrastructure and venture capital managers. Mr. Jafar has extensive board experience in both large industrial companies, as well as venture capital, and professional expertise that spans direct investments across private equity, private credit globally and throughout the Middle East. With nearly 30 years in investment management, he has previously worked at J.P. Morgan, Fitch Ratings and Janus Henderson in London, as well as at Emerging Markets Partnership and Tadhamon Capital in Bahrain. He is a Fellow of the Institute of Chartered Accountants England & Wales (ICAEW) and holds a bachelor’s degree in economics and political science from Middlebury College in Vermont, USA.
Common Shares Held
7,658
RSUs Held
Nil.

Note:

(1)	On March 13, 2025, Mr. Bechara Azar resigned from the Board and Mr. Junaid Jafar was subsequently appointed as a director of the Corporation.

Eugênio de Zagottis São Paulo, Brazil 54 years Director Since: July 2024	Position(s) Held at the Corporation
Director of the Corporation, Chair of the Audit, Finance and Risk Committee of the Board, and member of the People & Governance Committee of the Board.
Principal Occupation for the Past Five Years
Vice President of Raia Drogasil S.A. as of 2011; Director of Raia Drogasil S.A. as of May 2024 and part of the controlling group.
Biography
With a strong background at Raia Drogasil Saúde, Mr. De Zagottis led key initiatives as Executive Vice President responsible for Investor Relations, Corporate Planning, and Business Development, in addition to overseeing RD Ventures and RD Brands. His expertise includes leadership in corporate finance, business development, corporate venture capital, and mergers and acquisitions. In addition to his experience at Raia Drogasil Saúde, Mr. De Zagottis has served on several prominent boards, including Abrafarma, Stix, 4Bio, and Petlove, where he has significantly contributed to growth and innovation. His role as an independent board member at Petlove highlights his ability to bring an unbiased and strategic perspective, essential for effective governance and decision-making on our board. Mr. De Zagottis also holds an MBA from the University of Michigan, focusing on strategy, finance, and marketing, complementing his solid professional background. His professional journey, which includes tenures at McKinsey and Arthur Andersen, demonstrates his ability to lead significant strategic moves, such as private equity fundraising, IPOs, and mergers.
Common Shares Held
Nil.
RSUs Held
36,000 (1)

Note:

(1)	Mr. Eugênio de Zagottis was granted 15,000 RSUs connected to the occurrence of a Change in Control, as such term is defined in the Equity Incentive Plan, during his tenure from July 10, 2024, until the Meeting. If such Change in Control does not occur during this period, the RSUs will be cancelled on the day immediately after the last day of the tenure.

2025 MANAGEMENT INFORMATION CIRCULAR	9

Alexandre Rodrigues Cabral Sherbrooke, Canada 66 years Director Since: July 2023	Position(s) Held at the Corporation
Director of the Corporation, Chair of the ESG Committee of the Board, Co-Chair of the Technical Committee of the Board and member of the Audit, Finance and Risk Committee of the Board.
Principal Occupation for the Past Five Years
Board member and professor at the Université de Sherbrooke
Biography
Alexandre Rodrigues Cabral is an academic focused on the reduction of greenhouse gas emissions. Mr. Rodrigues Cabral is a member of the Board of the Université de Sherbrooke, and for the last 27 years he has been teaching Environmental Management and Sustainability, Environmental Geotechnics and Soil Mechanics. He has vast and unique experience in geotechnical issues, such as the beneficial use of industrial residues as a substitute for natural soils. Mr. Rodrigues Cabral led successful pioneering projects in the proper use of industrial by-products. Mr. Rodrigues Cabral was vice-president of the Canadian Geotechnical Society in the 2000s and is presently a member of the Scientific Advisory Panel of the International Waste Working Group (IWWG). Mr. Rodrigues Cabral has worked as a consultant for several companies in Canada, Europe and South America. Previously, he worked for Serrener Consultation, D&G Enviro-Group and Enge-Rio. From 2002 to 2015, Mr. Rodrigues Cabral also supervised a humanitarian group in Peru, Haiti, Burkina Faso and Malawi. Mr. Rodrigues Cabral holds a B.Eng. from PUC-Rio, Brazil; a M.Sc. (Mineral Engineering) from École Polytechnique de Montréal and a Ph.D. (Civil Eng. & Applied Mechanics) from McGill University.
Common Shares Held
29,241
RSUs Held
40,000 (1)

Note:

(1)	Mr. Alexandre Rodrigues Cabral was granted 15,000 RSUs connected to the occurrence of a Change in Control, as such term is defined in the Equity Incentive Plan, during his tenure from July 10, 2024, until the Meeting. If such Change in Control does not occur during this period, the RSUs will be cancelled on the day immediately after the last day of the tenure.

Corporate Cease Trade Orders or Bankruptcies

None of the above proposed directors is, or has within 10 years prior to the date of this Circular been, a director, chief executive officer or chief financial officer of any company that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation for a period, of more than 30 consecutive days (an “order”) issued while he or she was acting in the capacity as director, chief executive officer or chief financial officer or (ii) was subject to an order after he or she ceased to act in such capacity and resulted from an event that occurred while he or she was acting in such capacity.

None of the above proposed directors is, or has within 10 years prior to the date of this Circular been, a director or chief executive officer of any company that, while he or she was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

2025 MANAGEMENT INFORMATION CIRCULAR	10

Personal Bankruptcies

None of the above proposed directors, or a personal holding company thereof, has, within 10 years prior to the date of this Circular, become bankrupt, made a proposal under any bankruptcy or insolvency legislation, been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Penalties and Sanctions

None of the above proposed directors has, within 10 years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court relating to securities legislation, or by a securities regulatory authority, or have entered into a settlement agreement with a securities regulatory authority.

In the absence of contrary instructions, the persons named in the Form of Proxy intend to vote the Common Shares represented thereby in favour of the election to the Board of those persons designated above as nominees for election as directors. The Board does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees do not stand for election or is unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion, unless the Shareholder has specified in his or her proxy that his or her Common Shares are to be withheld from voting on the election of directors.

APPOINTMENT OF AUDITORS

At the Meeting, the Shareholders will be asked to pass an ordinary resolution to appoint Grant Thornton Auditores Independentes Ltda., as auditors of the Corporation to hold office until the next annual meeting of the Shareholders, at such remuneration to be determined by the Board.

In the absence of contrary instructions, the persons named in the Form of Proxy intend to vote the Common Shares represented thereby in favour of the appointment of Grant Thornton Auditores Independentes Ltda. as auditors of the Corporation.

OTHER MATTERS COMING BEFORE THE MEETING

The Board knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by proxies solicited hereby will be voted on such matters in accordance with the best judgement of the person voting such proxy.

EXECUTIVE COMPENSATION

The following provides information regarding all significant elements of compensation paid, payable, granted, given or otherwise provided by the Corporation to:

●	Ana Cristina Cabral (the Corporation’s Current Co-Chair and Chief Executive Officer); Rogério Marchini (the Corporation’s Current Chief Financial Officer); Caio Araújo (the Corporation’s Former Chief Financial Officer); (together, the “Named Executive Officers”); and
●	the directors of the Corporation that are not Named Executive Officers.

Compensation Discussion and Analysis

Introduction

The purpose of this compensation discussion and analysis is to describe the significant elements of the Corporation’s executive compensation program, with particular emphasis on the process for determining compensation payable to the Named Executive Officers, and to the directors of the Corporation.

While there is no present intention to make any material changes to the executive compensation program described in this section, the Board may review the executive compensation program and, if determined appropriate, may make changes they consider appropriate.

Compensation Philosophy and Objectives

The executive compensation program is designed to attract and retain qualified and experienced executives who will contribute to the success of the Corporation. The Corporation designed its executive compensation program for senior executive officers to encourage, compensate and reward employees on the basis of individual and corporate performance, and to align the interests of executive officers with the interest of Shareholders. Senior executive officers will be motivated through the program to enhance long-term Shareholder value.

2025 MANAGEMENT INFORMATION CIRCULAR	11

Elements of Compensation

The Board, acting on the recommendation of the People & Governance Committee, has implemented a compensation structure intended to align the interests of the executive officers with those of the Shareholders. The Corporation relies primarily on discussions between the People & Governance Committee and the Board to determine compensation. The executive compensation program consists of two components: (i) base compensation, and (ii) a long-term compensation component in the form of Awards under the equity incentive plan approved by Shareholders at the annual and special meeting of the Corporation held on June 30, 2023 (the “Equity Incentive Plan”). Both components are determined and administered by the Board.

Base Compensation

Base compensation for the senior executive officers is set annually, having regard to the individual’s job responsibilities, contribution, experience and proven or expected performance, as well as to market conditions and the Corporation’s cash position. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment and attitude are also considered. Base salaries are set with the goal of being competitive with corporations of a comparable size and at the same stage of development, thereby enabling the Corporation to compete for and retain executive officers critical to the Corporation’s long-term success.

Awards and Other Long-Term Compensation

To provide a long-term component to the executive compensation program, certain executive officers, directors, consultants, and employees have been and will be granted Options and/or RSUs under the Equity Incentive Plan. The maximization of shareholder value is encouraged by granting long-term equity incentives in the form of Options and/or RSUs under the Equity Incentive Plan. Consideration is given to distributing long-term equity incentives amongst the various organizational levels including directors, officers, consultants, and employees. The Chief Executive Officer makes recommendations for the Chief Financial Officer and other key employees. These recommendations take into account factors such as Awards made in previous years, the number of long- term equity incentives outstanding per individual and the level of responsibility.

Performance Graph

The following table and graph compare the cumulative total shareholder return for CAD$100 invested in Common Shares on December 31, 2017, against the cumulative total shareholder return of the S&P/TSX Venture Composite Index.

	2017	2018	2019	2020	2021	2022	2023	2024
Sigma Lithium Corporation	100.00	109	115	176	765	2.240	2.549	946
S&P/TSX Venture Composite Index	100.00	90	107	109	133	121	131	155

2025 MANAGEMENT INFORMATION CIRCULAR	12

As demonstrated above, the market price of the Common Shares outperformed the S&P/TSX Venture Composite Index over the applicable period. The Corporation’s share performance over the applicable period was influenced by the state of lithium markets and prices. The trend in overall compensation paid to the Corporation’s executive officers over the past three years has generally reflected the performance of the market price of the Common Shares or the S&P/TSX Venture Composite Index. The value of long-term incentive compensation in the form of Awards is influenced by the Common Share price performance.

Share-Based and Option-Based Awards

To provide a long-term component to the executive compensation program, certain executive officers, directors and consultants have been and will be granted Options and/or RSUs under the Equity Incentive Plan. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position and contribution to the Corporation. In addition to these assessments, previous grants are considered when the People & Governance Committee and/or the Board analyzes the possibility of new grants to eligible Participants under the Equity Incentive Plan. Subject to adjustment in certain circumstances as discussed below, the Equity Incentive Plan (together with all other security-based compensation plans of the Corporation) authorizes a maximum of 18,120,878 Common Shares (being 18% of the issued and outstanding Common Shares at the time of approval of the Equity Incentive Plan) that are issuable to Participants and that may be subject to Awards.

Compensation Governance

The People & Governance Committee (formerly, the Corporate Governance, Nomination and Compensation Committee) of the Board reviews and makes recommendations to the Board concerning the compensation of the Corporation’s directors, officers and employees, which includes the review of the Corporation’s executive compensation and other human resource philosophies and policies, the review and administration of the Corporation’s bonuses and Awards, the review of and recommendations regarding the performance of the Chief Executive Officer and preparing and submitting a report for inclusion in annual continuous disclosure documents as required. The current members of the People & Governance Committee are Marcelo Paiva (Chair, non-independent), Eugênio de Zagottis (independent) and Junaid Jafar (independent). See “Election of Directors – Director Nominees”.

Since compensation practices can have unintended risk consequences, the Board reviews its compensation policies to identify any practice that might encourage an employee to expose the Corporation to unacceptable risks. It is not believed that the compensation program encourages excessive or inappropriate risk taking as: (i) employees receive both fixed and variable compensation, and the fixed (salary) portion provides a steady income regardless of the stock value, which allows employees to focus on the Corporation’s business; and (ii) the long-term equity incentives encourage a long-term perspective due to the vesting provisions of the Awards. There is no current intention to implement a policy which prohibits any Named Executive Officer or director from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation.

2025 MANAGEMENT INFORMATION CIRCULAR	13

A summary of the corporate governance practices of the Corporation can be found under the heading “Corporate Governance Practices”.

Summary Compensation Table

The following table provides information for the three most recently completed financial years of the Corporation ended December 31, 2024, regarding all compensation paid to or earned by the Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual Incentive Plans	Long-term incentive plans
Ana Cabral (1) Current Co-Chair Chief Executive Officer Director	2024 2023 2022	$491,748 $447,957 $288,314	Nil $5,125,000.00 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$32,518 $33,792 $15,777	$524,266 $5,606,749 $304,091
Rogério Marchini (2) Chief Financial Officer	2024 2023 2022	$171,268 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	$10,610 N/A N/A	$181,877 N/A N/A
Caio Araújo (3) Former Chief Financial Officer	2024 2023 2022	$398,564 $175,837 N/A	Nil $167,400 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	$16,741 $10,656 N/A	$415,305 $353,893 N/A

Notes:

(1)	During the financial year ended December 31, 2021, Ana Cabral was granted 2,500,000 RSUs. Ms. Cabral exercised 350,000 RSUs on January 26, 2023 and 2,150,000 RSUs on February 14, 2023. The remaining 500,000 RSUs granted vested upon the successful execution of a plan to achieve a net zero carbon target, as confirmed by the Board on August 29, 2023, and Ms. Cabral exercised the 500,000 RSUs on December 29, 2023. See “Election of Directors – Director Nominees” for information relating to such grants and exercises.
(2)	Mr. Marchini was appointed as Chief Financial Officer on September 16, 2024.
(3)	Mr. Araújo was appointed as Chief Financial Officer on August 11, 2023, and stepped down on September 16, 2024. The value of the share-based award granted to him was consequently adjusted.

Employment Agreements

Each of the Named Executive Officers has entered into a similar form of executive employment agreement with the Corporation (the “Employment Agreements”). The Employment Agreements include (among others) provisions for their respective base salaries (C$491,748 to Ms. Cabral and C$424,001 per year for Mr. Marchini).

For the former Chief Financial Officer, Mr. Araújo, the provision for his base salary was C$398,564 per year until September 16, 2024, when he stepped down as Chief Financial Officer.

The Employment Agreements also contain termination and confidentiality provisions as follows:

Termination - The Corporation may immediately terminate the employment of a Named Executive Officer at any time for “Cause” (as such term is defined in the Employment Agreements) by written notice to the Named Executive Officer. In such case, the Corporation shall not be obligated to make any further payments under except any outstanding base salary, vacation pay, expense reimbursement, or benefits pursuant to the Employment Agreement owing up to the date of termination. The Corporation may terminate the employment of the Named Executive Officer at any time without Cause. In such case, the Corporation shall only be required to pay or provide to the Named Executive Officer any outstanding base salary, vacation pay, expense reimbursement, or benefits pursuant to the Employment Agreement owing up to the date of termination, plus any other minimum statutory entitlements owed up to the date of termination. If the employment of the Named Executive Officer is terminated, the Named Executive Officer’s employment with the Corporation shall cease and the Corporation shall not be obligated to make any payments to the Named Executive Officer, other than as expressly provided for in the Employment Agreement.

2025 MANAGEMENT INFORMATION CIRCULAR	14

Confidentiality - Each Named Executive Officers provided a covenant and agreed not to disclose any confidential information to any person, other than to the directors, officers, employees, or service providers of the Corporation, that have a need to know such information, nor shall a Named Executive Officer use or exploit, directly or indirectly, such information for any purpose other than for the purposes of the Corporation, nor disclose or use for any purpose, other than for those of the Corporation, the private affairs of the Corporation, or any other information which such person may acquire during employment with the Corporation, with respect to the business and affairs of the Corporation. Notwithstanding the foregoing, this restriction shall not apply to information (i) that the Corporation has given the Named Executive Officer written consent to disclose; (ii) which becomes public knowledge without breach of the Employment Agreement; or (iii) the disclosure of which is required by law or pursuant to a subpoena or order issued by a court, arbitrator or governmental body, agency or official, provided that the Named Executive Officer complies with the terms of the Employment Agreement.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table provides a summary of all share-based and option-based awards held by each of the Named Executive Officers outstanding as of December 31, 2024.

Name	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised stock options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money stock options (CAD$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Ana Cabral (1) Co-Chair Chief Executive Officer Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Rogério Marchini (2) Chief Financial Officer	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Caio Araújo (3) Former Chief Financial Officer	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	During the financial year ended December 31, 2021, Ana Cabral was granted 3,000,000 RSUs. Ms. Cabral exercised 350,000 RSUs on January 26, 2023, and 2,150,000 RSUs on February 14, 2023. The remaining 500,000 RSUs granted to Ms. Cabral vested upon the successful execution of a plan to achieve a net zero carbon target, as confirmed by the Board on August 29, 2023, and Ms. Cabral exercised the 500,000 RSUs on December 29, 2023. See “Election of Directors – Director Nominees” for information relating to such grants and exercises.
(2)	Mr. Marchini was appointed as Chief Financial Officer on September 16, 2024.
(3)	Mr. Araújo was appointed as Chief Financial Officer on August 11, 2023, and stepped down on September 16, 2024. The value of the share-based award granted to him was consequently adjusted.

2025 MANAGEMENT INFORMATION CIRCULAR	15

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides a summary of value vested during the financial year of the Corporation ended December 31, 2024 in respect of all option-based and share-based awards and non-equity incentive plan compensation granted to the Named Executive Officers.

Name	Option-based awards – value vested during the year (CAD$)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Ana Cabral (1)	Nil	Nil	Nil
Rogério Marchini (2)	Nil	Nil	Nil
Caio Araújo (3)	Nil	81,495	Nil

Notes:

(1)	During the financial year ended December 31, 2021, Ana Cabral was granted 3,000,000 RSUs. Ms. Cabral exercised 350,000 RSUs on January 26, 2023, and 2,150,000 RSUs on February 14, 2023. The remaining 500,000 RSUs granted to Ms. Cabral vested upon the successful execution of a plan to achieve a net zero carbon target, as confirmed by the Board on August 29, 2023, and Ms. Cabral exercised the 500,000 RSUs on December 29, 2023. See “Election of Directors – Director Nominees” for information relating to such grants and exercises.
(2)	Mr. Marchini was appointed as Chief Financial Officer on September 16, 2024.
(3)	Mr. Araújo was appointed as Chief Financial Officer on August 11, 2023 and stepped down on September 16, 2024. The value of the share-based award granted to him was consequently adjusted.

Director Compensation1

Director Compensation Table

The following table provides information for the most recently completed financial year of the Corporation ended December 31, 2024, regarding all compensation paid to the non-executive directors of the Corporation:

Name	Fees Earned ($)	Share-based awards ($)(1)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Marcelo Paiva (Co-Chair) (2)	180,000	845,420	Nil	Nil	Nil	Nil	1,025,420
Bechara Azar (2) (5)	104,394	305,700	Nil	Nil	Nil	Nil	410,094
Eugênio de Zagottis (2)	57,000	742,320	Nil	Nil	Nil	Nil	799,320
Alexandre Rodrigues Cabral (2)	85,944.50	750,000	Nil	Nil	Nil	Nil	835,944.50
Cesar Chicayban (3)	63,000	Nil	Nil	Nil	Nil	Nil	63,000
José Lucas Ferreira de Melo (4)	63,000	Nil	Nil	Nil	Nil	Nil	63,000

Notes:

(1)	During the financial year ended December 31, 2024, 136,500 RSUs were vested by non-executive directors, as detailed below: (i) Mr. Paiva vested 50,000 RSUs; (ii) Mr. Chicayban vested 25,000 RSUs; (iii) Mr. Azar vested 19,000 RSUs; (iv) Mr. Melo vested 23,500 RSUs; and (v) Mr. Rodrigues Cabral vested 19,000 RSUs.
(2)	Bechara S. Azar, Eugênio de Zagottis, Alexandre Rodrigues Cabral, and Marcelo Paiva were granted 15,000 RSUs connected to the occurrence of a Change in Control, as such term is defined in the Equity Incentive Plan, during the director’s tenure from July 10th, 2024, until the Meeting. If such Change in Control does not occur during this period, the RSUs will be cancelled on the day immediately after the last day of the tenure.
(3)	Cesar Chicayban ceased to be a director of the Corporation on July 9th, 2024.
(4)	José Lucas Ferreira de Melo ceased to be a director of the Corporation on July 9th, 2024.
(5)	Bechara Azar ceased to be a director of the Corporation on March 13th, 2025. The value of the share-based award granted to him was consequently adjusted afterwards.

Outstanding Share-Based and Option-Based Awards

The following table provides a summary of all share-based and option-based awards effectively granted to each of the non-executive directors of the Corporation outstanding as of December 31, 2024.

1NTD: to be updated based on Executive and Director Compensation questionnaire.

2025 MANAGEMENT INFORMATION CIRCULAR	16

Name	Option-Based Awards				Share-Based Awards(1)
	Number of securities underlying unexercised stock options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money stock options (CAD$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Marcelo Paiva (Co-Chair) (2)	Nil	Nil	Nil	Nil	41,000	845,420	Nil
Bechara S. Azar (2) (5)	Nil	Nil	Nil	Nil	15,000	305,700	Nil
Eugênio de Zagottis (2)	Nil	Nil	Nil	Nil	36,000	742,320	Nil
Alexandre Rodrigues Cabral (2)	Nil	Nil	Nil	Nil	40,000	750,000	Nil
Cesar Chicayban (3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
José Lucas Ferreira de Melo (4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	During the financial year ended December 31, 2024, 136,500 RSUs were vested by non-executive directors, as detailed below: (i) Mr. Paiva vested 50,000 RSUs; (ii) Mr. Chicayban vested 25,000 RSUs; (iii) Mr. Azar vested 19,000 RSUs; (iv) Mr. Melo vested 23,500 RSUs; and (v) Mr. Rodrigues Cabral vested 19,000 RSUs.
(2)	Bechara S. Azar, Eugênio de Zagottis, Alexandre Rodrigues Cabral, and Marcelo Paiva were granted 15,000 RSUs connected to the occurrence of a Change in Control, as such term is defined in the Equity Incentive Plan, during the director’s tenure from July 10th, 2024, until the Meeting. If such Change in Control does not occur during this period, the RSUs will be cancelled on the day immediately after the last day of the tenure.
(3)	Cesar Chicayban ceased to be a director of the Corporation on July 9th, 2024.
(4)	José Lucas Ferreira de Melo ceased to be a director of the Corporation on July 9th, 2024.
(5)	Bechara Azar ceased to be a director of the Corporation on March 13th, 2025. The value of the share-based award granted to him was consequently adjusted afterwards.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Corporation as of December 31, 2024, being the Equity Incentive Plan. The Equity Incentive Plan was the only equity compensation plan of the Corporation as of December 31, 2024. See also “Summary of Equity Incentive Plan”.

Plan Category	Number of securities to be issued upon exercise of outstanding Awards	Weighted average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	1,716,975 (1)	$20.58	2,437,165 (2)
Total	1,716,975(1)	$20.58	2,437,165 (2)

Notes:

(1)	Calculated based upon 1,616,975 RSUs and 100,000 Options being issued and outstanding as at December 31, 2024.
(2)	The maximum number of Common Shares that are issuable to Participants that may be subject to Awards under the Equity Incentive Plan is 18,120,878 (being 18% of the issued and outstanding Common Shares at the time of establishing the Equity Incentive Plan).

2025 MANAGEMENT INFORMATION CIRCULAR	17

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Corporation as at the date hereof, being the Equity Incentive Plan. See also “Summary of Equity Incentive Plan”.

Plan Category	Number of securities to be issued upon exercise of outstanding Awards	Weighted average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	1,345,567 (1)	Nil	2,793,873 (2)
Total	1,345,567 (1)	Nil	2,793,873 (2)

Notes:

(1)	Calculated based upon 1,347,817 RSUs being issued and outstanding as at the date hereof.
(2)	The maximum number of Common Shares that are issuable to Participants that may be subject to Awards under the Equity Incentive Plan and all other security-based compensation plans of the Corporation is 18,120,878 (being 18% of the issued and outstanding Common Shares at the time of establishing the Equity Incentive Plan).

Summary of Equity Incentive Plan

The Equity Incentive Plan is available to bona fide (i) directors of the Corporation, (ii) officers, consultants and employees of the Corporation and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Corporation or a subsidiary thereof (each, a “Participant”), all as selected by the Board or a committee appointed by the Board to administer the Equity Incentive Plan (the “Plan Administrators”).

The objective of the Equity Incentive Plan is to encourage increased long term equity participation in the Corporation by Participants. The Equity Incentive Plan is intended to facilitate long term ownership of Common Shares by Participants and to provide Participants with additional incentives by increasing their interest, as owners, in the Corporation. As well, it is believed that the Equity Incentive Plan will encourage Participants to remain with the Corporation, and will also attract new employees to the Corporation.

Awards

Awards granted under the Equity Incentive Plan may consist of options to acquire Common Shares (“Options”) and restricted share units (“RSUs”, and together with Options, “Awards”). Each Award will be subject to the terms and conditions set forth in the Equity Incentive Plan and to those other terms and conditions specified by the Plan Administrators and memorialized in a written award agreement. Previous grants of Awards will be taken into account as part of the process when considering new grants, as well as the performance of the Corporation and its subsidiaries and the individual performance of the Participant in question.

Shares Subject to the Incentive Plan; Outstanding Awards

Subject to adjustment in certain circumstances as discussed below, the Equity Incentive Plan (together with all other security-based compensation plans of the Corporation) authorizes a maximum of 18,120,878 Common Shares (being 18% of the issued and outstanding Common Shares at the time of approval of the Equity Incentive Plan) that are issuable to Participants and that may be subject to Awards. The maximum number of Common Shares under all combined security-based compensation plans of the Corporation will not change.

2025 MANAGEMENT INFORMATION CIRCULAR	18

Unless the Corporation has obtained the necessary approvals required by the TSXV, within any one year period, no Participant may be the grantee of Awards with respect to more than 5% of the then issued and outstanding Shares, unless disinterested shareholder approval is obtained. In addition, (i) the number of Shares issuable to Insiders (as a group), at any time, pursuant to the Plan and any other Security Based Compensation Plan adopted by the Corporation, cannot exceed 10% of the then issued and outstanding Shares, unless disinterested shareholder approval is obtained; (ii) the number of Shares issued to Insiders (as a group), within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 10% of the then issued and outstanding Shares, unless disinterested shareholder approval is obtained; (iii) the number of Shares issued to any one Service Provider, within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 2% of the then issued and outstanding Shares; (iv) the number of Shares issued to all Participants retained to provide Investor Relations Activities (as defined in the policies of the TSXV) to the Corporation, within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 2% of the then issued and outstanding Shares; and (v) the number of Shares issued to any one Consultant, within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 2% of the then issued and outstanding Shares. Participants retained to provide Investor Relations Activities shall only be eligible to be granted Awards in the form of Options.

If, and to the extent, Awards granted under the Equity Incentive Plan expire, terminate, are cancelled, or are forfeited for any reason without having been exercised in full, the Common Shares associated with those Awards will again become available for grant under the Equity Incentive Plan.

In the event of any recapitalization, reorganization, arrangement, amalgamation, split or combination, distribution or other similar event or transaction, or any other change in the capital of the Corporation affecting the Common Shares, substitutions or adjustments will be made by the Plan Administrators in their discretion to: (i) the aggregate number, class and/or issuer of the securities reserved for issuance under the Equity Incentive Plan (including, but not limited to, with respect to the aggregate number of Awards any one Participant may be granted during any period); (ii) the number, class and/or issuer of securities subject to outstanding Awards; and (iii) the exercise price of outstanding Awards, in each case in a manner that reflects equitably the effects of such event or transaction.

Administration

The Equity Incentive Plan is administered and interpreted by the Plan Administrators. The Plan Administrators have full authority to grant Awards under the Equity Incentive Plan and determine the terms of such Awards, including the persons to whom Awards are to be granted, the type and number of Awards to be granted and the number of Common Shares to be covered by each Award. The Plan Administrators also have full authority to specify the time(s) at which Awards will be exercisable or settled.

Eligibility

Directors, officers and employees of the Corporation and its subsidiaries and designated service providers who spend a significant amount of time and attention on the affairs and business of the Corporation or a subsidiary thereof are eligible to participate in the Incentive Plan.

Options

The Equity Incentive Plan provides that the Plan Administrators may grant Options. Any Options granted under the Equity Incentive Plan will have a maximum term of ten years and will be exercisable at a price not less than the Fair Market Value of a Common Share. “Fair Market Value” for purposes of the Equity Incentive Plan means, as of any date: (i) if the Common Shares are not then publicly traded, the fair market value of a Common Share on the day immediately preceding such date, as determined by the Plan Administrators in their sole and absolute discretion; or (ii) if the Common Shares are publicly traded, the volume weighted average trading price of the Common Shares for the ten trading days immediately preceding such date on the TSXV or the principal securities exchange on which the majority of the trading in the Common Shares occurs (provided that if such volume weighted average trading price is less than the Discounted Market Price (as such term is defined in the policies of the TSXV) as of such date, the Fair Market Value shall be the Discounted Market Price as of such date)) or, if the Common Shares are not then listed and posted for trading on the TSXV or any securities exchange, but are traded in the over-the-counter market, the volume weighted average trading price of the Common Shares for the ten trading days immediately preceding such date; provided that if there has not been at least five trading days in such period in which Common Shares have traded then for purposes of item (ii) the simple average of the mid points between the bid and ask prices for such ten trading days for trading days in which there have been no trades and the volume weighted average trading prices for trading days in which there have been trades are to be used.

2025 MANAGEMENT INFORMATION CIRCULAR	19

Initially, Options will vest, subject to the right of the Plan Administrators to determine at the time of grant that a particular Option will be exercisable in whole or in part on a different date and to determine at any time after the time of grant that a particular Option will be exercisable in whole or in part on an earlier date for any reason: (i) on and after the first anniversary of the date of grant, as to 20% of such Options; (ii) on and after the second anniversary of the date of grant, as to a further 20% of such Options; (iii) on and after the third anniversary of the date of grant, as to a further 20% of such Options; (iv) on and after the fourth anniversary of the date of grant, as to a further 20% of such Options; and (v) on and after the fifth anniversary of the date of grant, as to the remaining 20% of such Options. In addition, vesting of Options may be subject to performance tests at the discretion of the Plan Administrators. The vesting terms set out in the Equity Incentive Plan will supersede any other vesting terms previously proposed by the Corporation.

Notwithstanding the foregoing, the Equity Incentive Plan provides that in the event that the term of an Option expires during a “blackout period” imposed by the Corporation, the Option will expire on the date (the “Blackout Expiration Date”) that is ten business days following the end of the blackout period. The Blackout Expiration Date will not be subject to the discretion of the Plan Administrators.

Restricted Share Units

The Equity Incentive Plan provides that the Plan Administrators may grant Awards of RSUs. An RSU is a contractual promise to issue Common Shares and/or cash in an amount equal to the Fair Market Value of the Common Shares subject to the Award, at a specified future date. Each RSU will initially have a value equal to the Fair Market Value of a Common Share when the subject Award is made. Each RSU will represent the right to receive from the Corporation, after fulfillment of any applicable conditions, a distribution from the Corporation of either (i) one Common Share, or (ii) an amount in cash equal to the Fair Market Value of one Common Share on the date of distribution. Any RSUs under the Equity Incentive Plan will have a maximum term of ten years. Initially, RSUs will vest on and after the third anniversary of the date of grant, subject to the right of the Plan Administrators to determine at the time of grant that a particular RSU will be exercisable in whole or in part on a different date and to determine at any time after the time of grant that a particular RSU will be exercisable in whole or in part on an earlier date for any reason. In addition, vesting of RSUs may be subject to performance tests at the discretion of the Plan Administrators.

An Award of RSUs may be settled in Common Shares, cash, or in any combination of Common Shares and cash, at the sole discretion of the Plan Administrators when the subject Award is made.

Participants retained to provide Investor Relations Activities shall not be eligible to be granted RSUs.

Effects of Termination of Service

Unless otherwise permitted by the Board:

Death: If a Participant’s service terminates by reason of death, any Option or RSU held by such Participant will be immediately fully vested and exercisable and will only be exercisable for a period ending on the earlier of the applicable expiry date and 12 months following the date of death. In addition, exercisability of any Option or RSU which becomes vested as a result of the early vesting described in the preceding sentence will be conditional upon the Participant’s estate entering into an arrangement under which the Common Shares issued upon exercise of such Option or RSU, as applicable, may not be sold prior to the date on which the corresponding Option or RSU, as the case may be, would otherwise have vested in the ordinary course.

Retirement: In the event of the retirement of a Participant from employment, any Option or RSU held by such Participant will thereafter continue to vest and become exercisable in accordance with its terms and will only be exercisable for a period ending on the earlier of the applicable expiry date and 12 months following the date of retirement (or 30 days after the date such Participant ceases to be retired and is employed by a competitor of the Corporation).

2025 MANAGEMENT INFORMATION CIRCULAR	20

Resignation/Natural Termination: In the event of the resignation of a Participant, or a Participant’s contract as a Service Provider (as defined in the Equity Incentive Plan) terminates at its normal termination date, any unvested Option or RSU held by such Participant will expire and terminate on the date of resignation or the normal termination date in the case of a Service Provider, as applicable, and any vested Option or RSU will only remain exercisable for a period ending on the earlier of the applicable expiry date and 30 days following the date of resignation or the normal termination date, as applicable.

Disability: If a Participant’s service terminates by reason of disability, any Option or RSU held by such Participant may thereafter be exercised by the Participant to the extent it was exercisable at the time of termination, for a period ending on the earlier of the applicable expiry date and 12 months following the date of termination by reason of disability. In addition, exercisability of any Option or RSU which becomes vested as a result of the early vesting described in the preceding sentence will be conditional upon the Participant or the Participant’s legal representative, as applicable, entering into an arrangement under which the Common Shares issued upon exercise of such Option or RSU, as applicable, may not be sold prior to the date on which the corresponding Option or RSU, as the case may be, would otherwise have vested in the ordinary course.

Termination Without Cause: If a Participant’s service as an employee is terminated without cause (as defined in the Equity Incentive Plan), or a Participant’s contract as a Service Provider is terminated before its normal termination date without cause:

(a)	any vested Option or RSU will only remain exercisable for a period ending on the earlier of the applicable expiry date and six months following the date of termination;

(b)	such number of unvested RSUs held by such Participant as determined by the formula below will be immediately fully vested and exercisable and will only be exercisable by the Participant for a period ending on the earlier of the applicable expiry date and six months following the date of termination:

Number of unvested Restricted Share Units accelerated	=	Number of Restricted Share Units that would vest on the next vesting date following the date of termination	x	Number of months from the last vesting date (or, if the next vesting date is the first vesting date, from the date of grant of the RSUs) to the date of termination
Number of months from the last vesting date (or, if the next vesting date is the first vesting date, from the date of grant of the RSUs) to the next vesting date

(c)	such number of unvested Options held by such Participant as determined by the formula below will be immediately fully vested and exercisable and will only be exercisable by the Participant for a period ending on the earlier of the applicable expiry date and six months following the date of termination:

Number of unvested Options accelerated	=	Total number of unvested Options	x	Number of months from the date of grant of the Options to the date of termination
Number of months from the date of grant of the Options to the latest vesting date of the Options

Termination With Cause: If a Participant’s service is terminated for cause, or a Participant’s contract as a Service Provider is terminated before its normal termination date for cause: (i) any Option or RSU held by the Participant, whether vested or unvested, will immediately and automatically expire as of the date of such termination, and (ii) any Common Shares for which the Corporation has not yet delivered share certificates will be immediately and automatically forfeited and, in the case of Options, the Corporation will refund to the Participant the exercise price paid for such Common Shares, if any.

Ceasing to Hold Office: In the event that a Participant who is not an employee or Service Provider ceases to hold office as a director: (i) if it was the Participant’s decision to cease to hold office, the provisions above related to resignation will apply; and (ii) otherwise, the provisions above related to termination without cause will apply.

2025 MANAGEMENT INFORMATION CIRCULAR	21

Assignability

Except as may otherwise be specifically determined by the Plan Administrators with respect to a particular Award, Awards will not be assignable or transferrable by a Participant, other than by will or by the laws of descent or distribution.

Amendment and Termination of the Equity Incentive Plan

The Plan Administrators have the ability, in their sole discretion, to amend, suspend or terminate the Equity Incentive Plan; provided that no such amendment, suspension, or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or materially prejudice the rights of any holder under any Award.

The Plan Administrators do not have the ability, without approval of the Shareholders, to make amendments to the Equity Incentive Plan for any of the following purposes:

(a)	to increase the maximum number of Common Shares that may be issued;

(b)	to reduce the exercise price of Options to less than the Fair Market Value;

(c)	to reduce the exercise price or extend the term of Options for the benefit of an insider of the Corporation (which shall require disinterested shareholder approval);

(d)	to extend the expiry date of Awards for the benefit of any Participant (including insiders of the Corporation);

(e)	to increase the maximum number of Common Shares issuable to insiders of the Corporation; or

(f)	to amend the amending provisions of the Equity Incentive Plan.

The Plan Administrators have the ability to, in accordance with the Equity Incentive Plan and subject to the receipt of any required regulatory approval, where required, in their sole discretion, make amendments to the Equity Incentive Plan including, but not limited to:

(a)	amendments of a technical, clerical, or “housekeeping” nature, or to clarify any provision;

(b)	termination of the Equity Incentive Plan;

(c)	amendments to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements;

(d)	amendments in respect of the vesting provisions of any Awards; and

(e)	amendments to the termination provisions of Awards granted under the Equity Incentive Plan that do not entail an extension beyond the original expiry date.

Change of Control

Upon or in anticipation of any change of control of the Corporation, the Plan Administrators have the ability, in their sole and absolute discretion and without the need for the consent of any Participant, to cancel any Award in exchange for a substitute award of a successor entity, cause all outstanding Options and Restricted Share Units to become vested and immediately exercisable upon completion of the Change in Control and cause all outstanding Options and Restricted Share Units to become vested and exercisable solely for the conditional purpose of tendering such Options (or the Shares issuable thereunder) or such Restricted Share Units to the Change in Control transaction. Substitute awards must have no less economic value, nor more stringent performance conditions, and similar vesting schedules as existing Awards. Notwithstanding the foregoing, any vested Options or RSUs will continue to be exercisable until the occurrence of the change of control.

A change of control for purposes of the Equity Incentive Plan means the occurrence of any of the following, in one transaction or a series of related transactions:

(a)	any person acquires beneficial ownership, directly or indirectly, of securities of the Corporation representing more than 50% of the voting power of the Corporation’s then outstanding voting shares for the election of directors;

2025 MANAGEMENT INFORMATION CIRCULAR	22

(b)	a consolidation, securities exchange, reorganization, arrangement or amalgamation of the Corporation resulting in its shareholders immediately prior to such event not owning at least a majority of the voting power of the resulting entity’s securities outstanding immediately following such event;

(c)	the sale or other disposition of all or substantially all the assets of the Corporation;

(d)	a liquidation or dissolution of the Corporation; or

(e)	any similar event deemed by the Plan Administrators to constitute a change of control for the purposes of the Equity Incentive Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or executive officer of the Corporation, nor any of their associates or affiliates, nor any employee of the Corporation is or has been indebted to the Corporation since the beginning of the most recently completed fiscal year of the Corporation, nor is, or at any time since the beginning of the most recently completed fiscal year of the Corporation has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular or in the Corporation’s Management Discussion and Analysis for the year ended December 31, 2024, a copy of which has been filed on the SEDAR+ and is available under the Corporation’s profile at www.sedarplus.ca, there are no material interests, direct or indirect, of directors, executive officers of the Corporation or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliate of such persons, in any transaction since the commencement of the Corporation’s most recently completed financial year.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Circular, management of the Corporation is not aware of any material interest of any director or nominee for director or senior officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

CORPORATE GOVERNANCE PRACTICES

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), issuers are to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. The Corporation is also subject to National Instrument 52-110 Audit Committees (“NI 52-110”), which has been adopted in each of the Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

The Board is responsible for the governance of the Corporation. The Board and the Corporation’s management consider good corporate governance to be central to the effective and efficient operation of the Corporation. Below is a discussion of the Corporation’s approach to corporate governance.

Board of Directors

The Board is currently composed of five directors, being Ana Cabral (Co-Chair), Marcelo Paiva (Co-Chair), Junaid Jafar, Bechara S. Azar, and Alexandre Rodrigues Cabral. Three directors, being Junaid Jafar, Eugênio de Zagottis and Alexandre Rodrigues Cabral, are independent for the purposes of NI 58-101. Ana Cabral (as Chief Executive Officer) is not independent. Marcelo Paiva is not independent as a result of him being portfolio manager of A10 FIA (which owns more than 10% of the outstanding Common Shares) and a Managing Partner of A10 Investimentos. One of the directors, Eugênio de Zagottis, participates on the board of directors of other reporting issuers, being Raia Drogasil S.A. and Enjoei S.A.

The Board exercises its independent supervision over the Corporation’s management through a combination of formal meetings of the Board as well as informal discussions amongst the Board members. The independent directors also hold scheduled meetings at which non-independent directors and members of management are not in attendance. Where matters arise at Board meetings which require decision making and evaluation that is independent of management and interested directors, the meeting breaks into an in-camera session among the independent and disinterested directors.

2025 MANAGEMENT INFORMATION CIRCULAR	23

The attendance record of each director for all Board and Committee meetings held during the fiscal year ended December 31, 2024, while the relevant director was on the Board is as follows:

Director	Board Meetings
Ana Cabral (Co-Chair)	10 of 12
Marcelo Paiva (Co-Chair)	11 of 12
Eugênio de Zagottis	7 of 12 (1)
Alexandre Rodrigues Cabral	12 of 12
Bechara S. Azar	12 of 12
Cesar Chicayban	5 of 12 (2)
José Lucas Ferreira de Melo	5 of 12 (2)

Notes:

(1)	Eugênio de Zagottis began their mandate as director of the Corporation on July 9th, 2024.

(2)	Cesar Chicayban and José Lucas Ferreira de Melo ceased being directors of the Corporation on July 9, 2024.

Board Mandate

The Board is responsible for the overall stewardship of the Corporation and dealing with issues which are pivotal to determining the Corporation’s strategy and direction. The Board has established a written mandate, which is attached hereto as Schedule “A”.

Position Descriptions

The Board has established position descriptions for the Chair of the Board and Chief Executive Officer positions.

The Chair of the Board shall: (a) be satisfied that the Board is alert to its obligations to the Corporation; (b) determine the dates and locations of meetings of the Board and of the Shareholders; (c) set agendas for Board meetings; (d) be satisfied that the Board receives adequate and regular updates from senior management on all issues important to the welfare and future of the Corporation and its subsidiaries; (e) except as otherwise authorized by the by-laws, chair all meetings of the Board and of the Shareholders and ensure that all business required to come before such meetings is brought before the respective meeting, discussed and brought to resolution, as required; (f) maintain a liaison and communication with all members of the Board and the committee chairs to co-ordinate input from all members of the Board, and optimize the effectiveness of the Board and its committees; (g) provide the Board with leadership to assist with effectively carrying out its duties and responsibilities; and (h) be satisfied that information requested by members of the Board or committees of the Board is provided and meets their needs.

The Chief Executive Officer shall, among other things: (a) provide leadership and vision for the Corporation; (b) provide general supervision and management of the day-to-day affairs of the Corporation; (c) manage relationships with the Corporation’s stakeholders, subject to compliance with the Corporation’s corporate disclosure policy; (d) ensure appropriate policies and procedures of the Corporation are developed, maintained and disclosed; (e) ensure that the Corporation has complied with all regulatory requirements for the Corporation’s financial information, reporting, disclosure requirements and internal controls over financial reporting; and (f) identify the principal risks of the Corporation’s business and implement appropriate systems to manage these risks.

2025 MANAGEMENT INFORMATION CIRCULAR	24

The Board has not developed a position description for the People & Governance Committee (formerly the Corporate Governance, Nomination and Compensation Committee), the Technical Committee, or the ESG Committee (formerly the Environmental Sustainability and Social Impact Committee).

Orientation and Continuing Education

While the Corporation does not have a formal orientation and training program, new members of the Board are provided with:

(a)	a copy of the policies and mandates of the Board and its committees and copies of the Corporation’s corporate governance policies, which provides information respecting the functioning of the Board.

(b)	access to recent, publicly filed documents of the Corporation.

(c)	access to management; and

(d)	access to legal counsel in the event of any questions relating to the Corporation’s compliance and other obligations.

Members of the Board are encouraged to communicate with management, legal counsel and, where applicable, auditors and technical consultants of the Corporation, to keep themselves current with industry trends and developments and changes in legislation with management’s assistance, and to attend related industry seminars and visit the Corporation’s operations. Board members have full access to the Corporation’s records.

Ethical Business Conduct

In establishing its corporate governance practices, the Board has been guided by applicable Canadian securities legislation and the guidelines of the TSXV for effective corporate governance, including NP 58-201. The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interests of its Shareholders, but that it also promotes effective decision making at the Board level.

The Corporation has adopted a Code of Business Conduct and Ethics that applies to all directors, officers, employees and consultants of the Corporation and its subsidiaries. A copy of the Code of Business Conduct and Ethics may be found on SEDAR+ at www.sedarplus.ca. The Board monitors compliance with the Code of Business Conduct and Ethics in accordance with the written procedures therein.

It is a requirement of applicable corporate law that directors who have an interest in a transaction or agreement with the Corporation promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material.

In addition to the Code of Business Conduct and Ethics, the Corporation has adopted a Whistleblower Policy.

Nomination of Directors and Compensation

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mining industry are consulted for possible candidates. In identifying potential candidates, the Board considers a number of factors, including, what competencies and skills the Board, as a whole, should possess, the appropriate size of the Board in order to facilitate effective decision making and the performance of individual directors. The People & Governance Committee of the Board reviews and makes recommendations to the Board concerning the nomination of directors of the Corporation and assesses directors on an ongoing basis. For the period ended on December 31, 2024, the People & Governance Committee of the Board consisted of Marcelo Paiva, Eugênio de Zagottis and Bechara S. Azar. A majority of the members of the People & Governance Committee are independent.

The People & Governance Committee of the Board reviews and makes recommendations to the Board concerning the compensation of the Corporation’s directors, officers and employees, which includes the review of the Corporation’s executive compensation and other human resource philosophies and policies, the review and administration of the Corporation’s bonuses and Awards, the review of and recommendations regarding the performance of the Chief Executive Officer and preparing and submitting a report for inclusion in annual continuous disclosure documents as required.

2025 MANAGEMENT INFORMATION CIRCULAR	25

Board Committees

The Board has established the following committees(1):

Audit, Finance and Risk Committee	Eugênio de Zagottis (Chair) Alexandre Rodrigues Cabral Junaid Jafar
People & Governance Committee	Marcelo Paiva (Chair) Eugênio de Zagottis Junaid Jafar
Technical Committee	Alexandre Rodrigues Cabral (Co-Chair) Vicente Lobo (Co-Chair; Advisor) Ana Cristina Cabral Marcelo Paiva
ESG Committee	Alexandre Rodrigues Cabral (Chair) Ana Cristina Cabral Maria José Gazzi Salum (Advisor)

Note:

(1)	The composition of the committees is shown as at the date hereof.

Audit, Finance and Risk Committee

For a description of the Audit, Finance and Risk Committee, see “Audit, Finance and Risk Committee” herein.

People & Governance Committee

The People & Governance Committee reviews and makes recommendations to the Board concerning the compensation of the Corporation’s directors, officers and employees, which includes the review of the Corporation’s executive compensation and other human resource philosophies and policies, the review and administration of the Corporation’s bonuses, stock options and any share purchase plan, the review of and recommendations regarding the performance of the Chief Executive Officer and preparing and submitting a report for inclusion in annual continuous disclosure documents as required. The People & Governance Committee is responsible for recommending to the Board new director nominees and for assessing current directors on an ongoing basis. The People & Governance Committee is also responsible for reviewing Corporation’s response to and implementation of the guidelines set forth from time to time by any applicable regulatory authorities.

Technical Committee

The Technical Committee is responsible for overseeing all of the technical aspects of the Corporation’s mineral properties, including material exploration, development, permitting, and mining operations.

ESG Committee

The ESG Committee advises and supports the Chief Executive Officer in determining and implementing the Corporation’s wide range environmental and social sustainability initiatives, based on the selected sustainable development goals for each of the two aspects of ESG: “E” environmental and “S” social. The key initiatives of the ESG Committee are: (i) establishing the Investment Agency which encompasses the coordination of the social programs of the Corporation; and (ii) overseeing strategy and coordinating with the Technical Committee to drive the Corporation to its ambitious net zero 2024 targets (measured as emissions minus carbon credits), within this Decade of Action and 26 years ahead of United Nations’ 2050 targets.

Assessments

The Board is responsible to assess, on an ongoing basis, its overall performance and that of its committees. The objective of this review is to contribute to a process of continuous improvement in the Board’s execution of its responsibilities. The review will identify any areas where the directors of the Corporation or management believe that the Board could make a better collective contribution to overseeing the affairs of the Corporation. The Board is also responsible for regularly assessing the effectiveness and contribution of each director, having regard to the competencies and skills each director is expected to bring to the Board.

2025 MANAGEMENT INFORMATION CIRCULAR	26

Term Limits

The Corporation has not instituted director term limits. The Corporation believes that in taking into account the nature and size of the Board and the Corporation, it is more important to have relevant experience than to impose set time limits on a director’s tenure, which may create vacancies at a time when a suitable candidate cannot be identified and as such would not be in the best interests of the Corporation. In lieu of imposing term limits, the Corporation regularly monitors director performance through annual evaluations and regularly encourages sharing and new perspectives through regularly scheduled Board meetings, meetings with only independent directors in attendance, as well as through continuing education initiatives. On a regular basis, the Corporation analyzes the skills and experience necessary for the Board and evaluates the need for director changes to ensure that the Corporation has highly knowledgeable and motivated Board members, while ensuring that new perspectives are available to the Board.

Designated Group Representation in Management and on the Board

The Corporation extends opportunities to all internal personnel and outside candidates, without distinction as to gender, race, colour, religion, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship, disability, or any other basis and strives for diversity of experience, perspective and education. The Corporation encourages representation of “designated groups” (being women, Indigenous peoples (First Nations, Inuit and Métis), persons with disabilities, and members of visible minorities) on the Board and in executive officer positions. Although the Corporation currently does not yet have a written policy relating to designated group representation, the Corporation has considered the level of designated group representation in its executive officer positions and on the Board in previous nominations.

For the period ended on June 30, 2025, the Corporation had five Board members, one of whom is a woman (20% in percentage terms), and two executive officers, one of whom is a woman (50% in percentage terms), being the Co-Chair and Chief Executive Officer of the Corporation. The directors nominees are a total of five, one of whom is a woman (20% in percentage terms).

The Corporation’s focus has always been, and will continue to be, working to attract the highest quality executive officers and Board candidates with special focus on the skills, experience, character and behavioural qualities of each candidate.

AUDIT, FINANCE AND RISK COMMITTEE

The purpose of the Corporation’s Audit, Finance and Risk Committee is to provide assistance to the Board in fulfilling its legal fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Corporation. It is the objective of the Audit, Finance and Risk Committee to maintain free and open means of communications among the Board, the independent auditors and the financial and senior management of the Corporation.

Pursuant to NI 52-110, the Corporation is required to disclose certain information with respect to its Audit, Finance and Risk Committee. Such information can be found under the heading “Audit, Finance and Risk Committee Information” in the most recent annual information form of the Corporation dated March 31, 2025, as filed by the Corporation on SEDAR+ at www.sedarplus.ca.

ADDITIONAL INFORMATION

Financial information of the Corporation is provided in the Corporation’s financial statements, management’s discussion and analysis, and annual information form for its most recently completed financial year. A copy of these documents may be obtained by contacting the Corporation’s Chief Financial Officer at Suite 2200, HSBC Building, 885 West Georgia St. Vancouver, BC V6C 3E8 Canada.

Copies of these documents as well as additional information relating to the Corporation contained in documents filed by the Corporation with the Canadian securities regulatory authorities may also be accessed through the SEDAR+ website at www.sedarplus.ca

2025 MANAGEMENT INFORMATION CIRCULAR	27

SCHEDULE “A” Board Mandate

This Board of Directors Mandate (this “Mandate”) has been adopted by the Board (as defined below) as of September, 2022.

1.	GENERAL

The Board of Directors (the "Board") of Sigma Lithium Corporation (together with its subsidiaries, as applicable, the "Corporation") is responsible for the stewardship of the Corporation's affairs and the activities of management of the Corporation in the conduct of day to day business, all for the benefit of its shareholders.

The primary responsibilities of the Board are:

(a)	to maximize long term shareholder value;

(b)	to approve the strategic plan of the Corporation;

(c)	to ensure that processes, controls and systems are in place for the management of the business and affairs of the Corporation and to address applicable legal and regulatory compliance matters;

(d)	to maintain the composition of the Board in a way that provides an effective mix of skills and experience to provide for the overall stewardship of the Corporation;

(e)	to ensure that the Corporation meets its obligations on an ongoing basis and operates in a safe and reliable manner; and

(f)	to monitor the performance of the management of the Corporation to ensure that it meets its duties and responsibilities to the shareholders.

2.	COMPOSITION AND OPERATION

The number of directors shall be not less than the minimum and not more than the maximum number specified in the Corporation's articles and shall be set from time to time within such limits by resolutions of the shareholders or of the Board as may be permitted by law. Directors are elected to hold office for a term of one year. The composition of the Board must also meet any applicable Canadian residency requirements. The Board will analyze the application of the "independent" standard, as such term is defined in National Instrument 52-110 – Audit Committees, to individual members of the Board on an annual basis and disclose that analysis. The Board will in each year appoint a chairperson of the Board (the "Chair").

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including (i) selecting its Chair, (ii) nominating candidates for election to the Board, (iii) constituting committees of the Board and (iv) determining compensation for the directors. Subject to the articles and by-laws of the Corporation and the Canada Business Corporations Act (the "CBCA"), the Board may constitute, seek the advice of, and delegate certain powers, duties and responsibilities to, committees of the Board.

3.	MEETINGS

The Board shall have a minimum of four regularly scheduled meetings per year. Special meetings are called as necessary. Occasional Board trips are scheduled, if possible, in conjunction with regular Board meetings, to offer directors the opportunity to visit sites and facilities at different operational locations. A quorum for a meeting of the Board shall consist of a simple majority of the members of the Board.

The Board will schedule regular sessions (at a minimum, during or immediately following each regularly scheduled Board meeting) for independent directors to meet without non-independent directors or members of management in attendance.

2025 MANAGEMENT INFORMATION CIRCULAR	28

4.	SPECIFIC DUTIES

(a)	Oversight and Overall Responsibility

In fulfilling its responsibility for the stewardship of the affairs of the Corporation, the Board shall be specifically responsible for:

(i)	providing leadership and direction to the Corporation’s management with the view to maximizing shareholder value. Directors are expected to provide creative vision, initiative and experience in the course of fulfilling their leadership role;

(ii)	satisfying itself as to the integrity of the Chief Executive Officer (the "CEO") and other senior officers of the Corporation, and promoting a culture of integrity throughout the Corporation;

(iii)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation;

(iv)	identifying the principle risks of the Corporation’s business, and promoting the implementation of appropriate systems to manage such risks;

(v)	approving the significant policies and procedures by which the Corporation is operated and monitoring compliance with such policies and procedures, and, in particular, compliance by all directors, officers and employees of the Corporation with the provisions of the Code of Business Conduct and Ethics;

(vi)	reviewing and approving material transactions involving the Corporation, including any non-ordinary course (A) acquisitions and dispositions of material assets; and (B) material capital expenditures;

(vii)	approving budgets, monitoring operating performance and ensuring that the Board has the necessary information, including key business and competitive indicators, to enable it to discharge this duty and take any remedial action necessary;

(viii)	establishing methods by which interested parties may communicate directly with the Chair or with the independent directors as a group and cause such methods to be disclosed;

(ix)	developing written position descriptions for the Chair and for the chair of each Board committee;

(x)	succession planning, including appointing, training and making regular assessments of the Board and its individual members, as well as the effectiveness and contributions of each Board committee; and

(xi)	overseeing the Corporation’s internal control and management information systems.

(b)	Legal Requirements

(i)	The Board has the oversight responsibility for meeting the Corporation's legal requirements and for properly preparing, approving and maintaining the Corporation's documents and records.

(ii)	The Board has the statutory responsibility to:

A.	manage the business and affairs of the Corporation;

B.	act honestly and in good faith with a view to the best interests of the Corporation;

C.	exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

D.	act in accordance with its obligations contained in the CBCA and the regulations thereto, the articles and by-laws of the Corporation, and other relevant legislation and regulations.

(iii)	The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:

A.	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

B.	the filling of a vacancy among the directors or in the office of auditor;

C.	the appointment of additional directors;

D.	the issuance of securities, except in the manner and on the terms authorized by the Board;

E.	the declaration of dividends;

F.	the purchase, redemption or any other form of acquisition of shares issued by the Corporation, except in the manner and on the terms authorized by the Board;

G.	the payment of a commission to any person in consideration of such person's purchasing or agreeing to purchase shares of the Corporation from the Corporation, or procuring or agreeing to procure purchasers for any shares of the Corporation;

H.	the approval of management proxy circulars;

I.	the approval of any financial statements to be placed before the shareholders of the Corporation at an annual general meeting; and

J.	the adoption, amendment or repeal of any by-laws of the Corporation.

(c)	Independence

The Board shall have the responsibility to:

(i)	implement appropriate structures and procedures to permit the Board to function independently of management (including, without limitation, through the holding of meetings at which non-independent directors and management are not in attendance, if and when appropriate);

(ii)	implement a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances; and

(iii)	provide an orientation and education program for newly appointed members of the Board.

(d)	Strategy Determination

The Board shall:

(i)	adopt and annually review a strategic planning process and approve the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the Corporation's business; and

(ii)	annually review operating and financial performance results relative to established strategy, budgets and objectives.

(e)	Managing Risk

The Board has the responsibility to identify and understand the principal risks of the Corporation's business, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that appropriate systems are in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(f)	Appointment, Training and Monitoring of Senior Management

The Board shall:

(i)	appoint the CEO and other senior officers of the Corporation, approve (upon recommendations from the People & Governance Committee) their compensation, and monitor and assess the CEO's performance against a set of mutually agreed corporate objectives;

(ii)	ensure that a process is established that adequately provides for succession planning, including the appointment, training and monitoring of senior management;

(iii)	ensure continuing education opportunities are provided, as required, for all directors so that such individuals may maintain or enhance their skills and abilities as directors as well as to ensure their knowledge and understanding of the Corporation’s business remains current;

(iv)	establish limits of authority delegated to management; and

(v)	develop a written position description for the CEO.

(g)	Reporting and Communication

The Board has the responsibility to:

(i)	verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(ii)	verify that the financial performance of the Corporation is reported to shareholders, other security holders and regulators on a timely and regular basis;

(iii)	verify that the financial results of the Corporation are reported fairly and in accordance with International Financial Reporting Standards from time to time;

(iv)	verify the timely reporting of any other developments that have a significant and material impact on the Corporation;

(v)	report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year; and

(vi)	develop appropriate measures for receiving stakeholder feedback.

(h)	Monitoring and Acting

The Board has the responsibility to:

(i)	review and approve the Corporation's financial statements (subject to the rights of the Board to delegate to the Audit, Finance and Risk Committee the review and approval of interim financial statements) and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements;

(ii)	verify that the Corporation operates at all time within applicable laws and regulations to the highest ethical and moral standards;

(iii)	approve and monitor compliance with significant policies and procedures by which the Corporation operates;

(iv)	monitor the Corporation's progress towards its goals and objectives and to work with management to revise and alter its direction in response to changing circumstances;

(v)	take such action as it determines appropriate when the Corporation's performance falls short of its goals and objectives or when other special circumstances warrant; and

(vi)	verify that the Corporation has implemented appropriate internal control and management information systems.

(i)	Other Activities

The Board may perform any other activities consistent with its mandate, the articles and by-laws of the Corporation and any other governing laws as the Board deems necessary or appropriate including, but not limited to:

(i)	preparing and distributing the schedule of Board meetings for each upcoming year;

(ii)	calling meetings of the Board at such times and such places and providing notice of such meetings to all members of the Board in accordance with the by-laws of the Corporation; and

(iii)	ensuring that all regularly scheduled Board meetings and committee meetings are properly attended by directors. Directors may participate in such meetings by conference call if attendance in person is not possible.

(j)	Code of Business Conduct and Ethics

The Board shall be responsible to adopt a "Code of Business Conduct and Ethics" for the Corporation, and monitor compliance, with such code which shall address:

(i)	conflicts of interest;

(ii)	the protection and proper use of the Corporation's assets and opportunities;

(iii)	the confidentiality of information;

(iv)	fair dealing with various stakeholders of the Corporation;

(v)	compliance with laws, rules and regulations; and

(vi)	the reporting of any illegal or unethical behaviour.

5.	BOARD COMMITTEES

The Board shall at all times maintain: (a) an Audit, Finance and Risk Committee; and (b) a People & Governance Committee, each of which must report to the Board. Each such committee must operate in accordance with the by-laws, applicable law, its committee charter and the applicable rules of any stock exchange on which the Corporation’s securities are traded. The Board may also establish such other committees as it deems appropriate and delegate to such committees such authority permitted by its by-laws and applicable law, and as the Board sees fit. The purpose of the Board committees is to assist the Board in discharging its responsibilities. Notwithstanding the delegation of responsibilities to a Board committee, the Board is ultimately responsible for matters assigned to the committees for determination. Except as may be explicitly provided in the charter of a particular committee or a resolution of the Board, the role of a Board committee is to review and make recommendations to the Board with respect to the approval of matters considered by the committee.

6.	DIRECTOR ACCESS TO MANAGEMENT

The Corporation shall provide each director with complete access to the management of the Corporation, subject to reasonable advance notice to the Corporation and reasonable efforts to avoid disruption to the Corporation's management, business and operations. Prior to any director of the Corporation initiating a formal discussion with any employee of the Corporation, including management, such director shall have the obligation to provide notice to the Chair and the Chief Executive Officer of the Corporation that the director intends on initiating such a discussion.

7.	DIRECTOR COMPENSATION

The Board, upon recommendation of the People & Governance Committee, will determine and review the form and amount of compensation to directors.